UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CROCS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

227046109

(CUSIP Number)

Prakash A. Melwani

345 Park Avenue, 31st Floor

New York, New York 10154

Tel: (212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 227046109

1.	Names of Reporting Persons. BLACKSTONE CAPITAL PARTNERS VI L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,879,411*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,844,929
	10.	Shared Dispositive Power 34,482*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,879,411*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.3%†
14.	Type of Reporting Person (See Instructions) PN

*

Blackstone Capital Partners VI L.P. may be deemed to beneficially own 34,482 shares of Common Stock of the Issuer held directly by Mr. Gregg S. Ribatt pursuant to an Assignment and Assumption Agreement, dated January 27, 2014, by and between Blackstone Capital Partners VI L.P. and Mr. Ribatt.

†

The calculation of the foregoing percentage is based on 66,801,007 shares of Common Stock outstanding as of October 31, 2018 as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 of Crocs, Inc. as filed with the Securities and Exchange Commission on November 8, 2018, plus the number of shares of Common Stock issued to the Reporting Persons described in this Schedule 13D.

CUSIP No. 227046109

1.	Names of Reporting Persons. BLACKSTONE FAMILY INVESTMENT PARTNERSHIP VI-ESC L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,137
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 17,137
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,137
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.02%†
14.	Type of Reporting Person (See Instructions) PN

†

The calculation of the foregoing percentage is based on 66,801,007 shares of Common Stock outstanding as of October 31, 2018 as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 of Crocs, Inc. as filed with the Securities and Exchange Commission on November 8, 2018, plus the number of shares of Common Stock issued to the Reporting Persons described in this Schedule 13D.

CUSIP No. 227046109

1.	Names of Reporting Persons. BLACKSTONE MANAGEMENT ASSOCIATES VI L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,879,411*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,844,929
	10.	Shared Dispositive Power 34,482*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,879,411*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.3%†
14.	Type of Reporting Person (See Instructions) OO

*

Blackstone Management Associates VI L.L.C. may be deemed to beneficially own 34,482 shares of Common Stock of the Issuer held directly by Mr. Gregg S. Ribatt pursuant to an Assignment and Assumption Agreement, dated January 27, 2014, by and between Blackstone Capital Partners VI L.P. and Mr. Ribatt.

†

The calculation of the foregoing percentage is based on 66,801,007 shares of Common Stock outstanding as of October 31, 2018 as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 of Crocs, Inc. as filed with the Securities and Exchange Commission on November 8, 2018, plus the number of shares of Common Stock issued to the Reporting Persons described in this Schedule 13D.

CUSIP No. 227046109

1.	Names of Reporting Persons. BMA VI L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,879,411*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,844,929
	10.	Shared Dispositive Power 34,482*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,879,411*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.3%†
14.	Type of Reporting Person (See Instructions) OO

*

BMA VI L.L.C. may be deemed to beneficially own 34,482 shares of Common Stock of the Issuer held directly by Mr. Gregg S. Ribatt pursuant to an Assignment and Assumption Agreement, dated January 27, 2014, by and between Blackstone Capital Partners VI L.P. and Mr. Ribatt.

†

The calculation of the foregoing percentage is based on 66,801,007 shares of Common Stock outstanding as of October 31, 2018 as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 of Crocs, Inc. as filed with the Securities and Exchange Commission on November 8, 2018, plus the number of shares of Common Stock issued to the Reporting Persons described in this Schedule 13D.

CUSIP No. 227046109

1.	Names of Reporting Persons. BCP VI SIDE-BY-SIDE GP L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,137
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 17,137
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,137
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.02%†
14.	Type of Reporting Person (See Instructions) OO

†

The calculation of the foregoing percentage is based on 66,801,007 shares of Common Stock outstanding as of October 31, 2018 as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 of Crocs, Inc. as filed with the Securities and Exchange Commission on November 8, 2018, plus the number of shares of Common Stock issued to the Reporting Persons described in this Schedule 13D.

CUSIP No. 227046109

1.	Names of Reporting Persons. BLACKSTONE HOLDINGS III L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Quebec, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,896,548*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,862,066
	10.	Shared Dispositive Power 34,482*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,896,548*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.4%†
14.	Type of Reporting Person (See Instructions) PN

*

Blackstone Holdings III L.P. may be deemed to beneficially own 34,482 shares of Common Stock of the Issuer held directly by Mr. Gregg S. Ribatt pursuant to an Assignment and Assumption Agreement, dated January 27, 2014, by and between Blackstone Capital Partners VI L.P. and Mr. Ribatt.

†

The calculation of the foregoing percentage is based on 66,801,007 shares of Common Stock outstanding as of October 31, 2018 as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 of Crocs, Inc. as filed with the Securities and Exchange Commission on November 8, 2018, plus the number of shares of Common Stock issued to the Reporting Persons described in this Schedule 13D.

CUSIP No. 227046109

1.	Names of Reporting Persons. BLACKSTONE HOLDINGS III GP L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,896,548*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,862,066
	10.	Shared Dispositive Power 34,482*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,896,548*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.4%†
14.	Type of Reporting Person (See Instructions) PN

*

Blackstone Holdings III GP L.P. may be deemed to beneficially own 34,482 shares of Common Stock of the Issuer held directly by Mr. Gregg S. Ribatt pursuant to an Assignment and Assumption Agreement, dated January 27, 2014, by and between Blackstone Capital Partners VI L.P. and Mr. Ribatt.

†

The calculation of the foregoing percentage is based on 66,801,007 shares of Common Stock outstanding as of October 31, 2018 as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 of Crocs, Inc. as filed with the Securities and Exchange Commission on November 8, 2018, plus the number of shares of Common Stock issued to the Reporting Persons described in this Schedule 13D.

CUSIP No. 227046109

1.	Names of Reporting Persons. BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,896,548*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,862,066
	10.	Shared Dispositive Power 34,482*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,896,548*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.4%†
14.	Type of Reporting Person (See Instructions) OO

*

Blackstone Holdings III GP Management L.L.C. may be deemed to beneficially own 34,482 shares of Common Stock of the Issuer held directly by Mr. Gregg S. Ribatt pursuant to an Assignment and Assumption Agreement, dated January 27, 2014, by and between Blackstone Capital Partners VI L.P. and Mr. Ribatt.

†

The calculation of the foregoing percentage is based on 66,801,007 shares of Common Stock outstanding as of October 31, 2018 as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 of Crocs, Inc. as filed with the Securities and Exchange Commission on November 8, 2018, plus the number of shares of Common Stock issued to the Reporting Persons described in this Schedule 13D.

CUSIP No. 227046109

1.	Names of Reporting Persons. THE BLACKSTONE GROUP L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,899,027*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,864,545
	10.	Shared Dispositive Power 34,482*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,899,027*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.4%†
14.	Type of Reporting Person (See Instructions) PN

*

The Blackstone Group L.P. may be deemed to beneficially own 34,482 shares of Common Stock of the Issuer held directly by Mr. Gregg S. Ribatt pursuant to an Assignment and Assumption Agreement, dated January 27, 2014, by and between Blackstone Capital Partners VI L.P. and Mr. Ribatt.

†

The calculation of the foregoing percentage is based on 66,801,007 shares of Common Stock outstanding as of October 31, 2018 as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 of Crocs, Inc. as filed with the Securities and Exchange Commission on November 8, 2018, plus the number of shares of Common Stock issued to the Reporting Persons described in this Schedule 13D.

CUSIP No. 227046109

1.	Names of Reporting Persons. BLACKSTONE GROUP MANAGEMENT L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,899,027*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,864,545
	10.	Shared Dispositive Power 34,482

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,899,027*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.4%†
14.	Type of Reporting Person (See Instructions) OO

*

Blackstone Group Management L.L.C. may be deemed to beneficially own 34,482 shares of Common Stock of the Issuer held directly by Mr. Gregg S. Ribatt pursuant to an Assignment and Assumption Agreement, dated January 27, 2014, by and between Blackstone Capital Partners VI L.P. and Mr. Ribatt.

†

The calculation of the foregoing percentage is based on 66,801,007 shares of Common Stock outstanding as of October 31, 2018 as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 of Crocs, Inc. as filed with the Securities and Exchange Commission on November 8, 2018, plus the number of shares of Common Stock issued to the Reporting Persons described in this Schedule 13D.

CUSIP No. 227046109

1.	Names of Reporting Persons. STEPHEN A. SCHWARZMAN
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,899,027*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,864,545
	10.	Shared Dispositive Power 34,482*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,899,027*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.4%†
14.	Type of Reporting Person (See Instructions) IN

*

Stephen A. Schwarzman may be deemed to beneficially own 34,482 shares of Common Stock of the Issuer held directly by Mr. Gregg S. Ribatt pursuant to an Assignment and Assumption Agreement, dated January 27, 2014, by and between Blackstone Capital Partners VI L.P. and Mr. Ribatt.

†

The calculation of the foregoing percentage is based on 66,801,007 shares of Common Stock outstanding as of October 31, 2018 as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 of Crocs, Inc. as filed with the Securities and Exchange Commission on November 8, 2018, plus the number of shares of Common Stock issued to the Reporting Persons described in this Schedule 13D.

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Crocs, Inc., a Delaware corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed on February 6, 2014 (collectively, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

On December 2, 2018, the Issuer entered into share repurchase agreements (the “Share Repurchase Agreements”) with Blackstone Capital Partners VI L.P. (“BCP VI”), Blackstone Family Investment Partnership VI-ESC L.P. and Gregg S. Ribatt (collectively, the “Sellers”), pursuant to which (i) the Issuer agreed to repurchase from the Sellers, 100,000 shares of Preferred Stock for an aggregate purchase price of $183,724,092, (ii) the Sellers agreed to convert the remaining 100,000 shares of Preferred Stock they owned into 6,896,548 shares of Common Stock, and (iii) the Sellers are to receive an aggregate cash payment of $12,000,000 from the Issuer. The Issuer will also pay the Sellers $3,000,000 of additional consideration on or about January 1, 2019. The Share Repurchase Agreements contained customary representations, warranties, covenants and conditions to closing. The transactions contemplated by the Share Repurchase Agreement are expected to close on December 5, 2018.

Pursuant to the Share Repurchase Agreements, BCP VI agreed to sell 99,251.5 shares of Preferred Stock to the Issuer, Blackstone Family Investment Partnership VI-ESC L.P. agreed to sell 248.5 shares of Preferred Stock, and Gregg S. Ribatt agreed to sell 500 shares of Preferred Stock. Additionally, on December 5, 2018, in connection with the entering into of the Share Repurchase Agreements, BCP agreed to convert 99,251.5 shares of Preferred Stock into 6,844,929 shares of Common Stock, Blackstone Family Investment Partnership VI-ESC L.P. agreed to convert 248.5 shares of Preferred Stock into 17,137 shares of Common Stock, and Gregg S. Ribatt agreed to convert 500 shares of Common Stock into 34,482 shares of Common Stock, in each case at the $14.50 conversion price per share.

Pursuant to the terms of the Share Repurchase Agreements, each of the Sellers will be subject to a lock-up period beginning on the closing date of the transactions described in the Share Repurchase Agreements through and ending on, and including, the date immediately prior to the first date on which the trading window that opens following release of the Issuer’s report on Form 10-Q to be filed with the Securities and Exchange Commission (“SEC”) for the quarterly period ended June 30, 2019 (but in any event, no later than August 12, 2019) (the “Lock-up Period”). During the Lock-up Period, except to permitted transferees, the Sellers agreed not to sell, offer or agree to sell, make any short sale, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any shares of Common Stock acquired upon conversion of the Preferred Stock described herein.

The description of the Share Repurchase Agreement in this Item 4 is not intended to be complete and is qualified in its entirety by the agreement, which is filed as an exhibit hereto and is incorporated by reference herein.

On June 6, 2017, the Issuer and BCP VI entered into a second amendment to the Investment Agreement (the “Second Amendment to the Investment Agreement”). This second amendment permitted the size of the Board to be increased from eight members to nine members through the Issuer’s 2018 annual meeting of stockholders.

The description of the Second Amendment to the Investment Agreement in this Item 4 is not intended to be complete and is qualified in its entirety by the agreement, which is filed as an exhibit hereto and is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

Items 5(a)-(b) of the Schedule 13D are hereby amended by amending and restating the first five paragraphs thereof as follows:

(a) – (b) The following disclosure assumes that there are 66,801,007 shares of Common Stock outstanding as of October 31, 2018, which number is based on information set forth in the Quarterly Report of the Issuer on Form 10-Q for the quarter ended September 30, 2018 filed with the Securities and Exchange Commission on November 8, 2018, plus the shares of Common Stock issued upon conversion of the Preferred Stock beneficially owned by the Blackstone Funds.

As of the date hereof, BCP VI directly owns 6,844,929 shares of Common Stock. Blackstone Family Investment Partnership VI-ESC L.P. directly owns 17,137 shares of Common Stock.

Pursuant to an Assignment and Assumption Agreement between Gregg S. Ribatt and BCP VI, BCP VI may be deemed to be the beneficial owner of 34,482 shares of Common Stock held directly by Mr. Ribatt.

On January 27, 2014, the Issuer granted 2,479 shares of Common Stock to Mr. Prakash Melwani, an employee of The Blackstone Group L.P. and/or one of its affiliates, under the Issuer’s 2007 Equity Incentive Plan (as amended). Pursuant to arrangements between Mr. Melwani and Blackstone, Mr. Melwani was required to transfer to Blackstone any and all compensation received in connection with his directorship for any company Blackstone invests in or advises, such as the Issuer. Blackstone has designated Blackstone Management Partners L.L.C. (“BMP”), an indirect subsidiary of The Blackstone Group L.P., as the entity to receive Mr. Melwani’s shares. As such, each of The Blackstone Group L.P., Blackstone Group Management L.L.C. and Stephen A. Schwarzman may be deemed to beneficially own the shares beneficially owned by BMP.

Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

(c) Except as set forth herein, none of the Reporting Persons has engaged in any transaction during the past 60 days in any securities of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by the following:

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following:

7.

Share Repurchase Agreement, dated December 2, 2018, by and among the Issuer, Blackstone Capital Partners VI L.P. and Blackstone Family Investment Partnership VI-ESC L.P. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer, filed on December 3, 2018).

8.

Second Amendment to the Investment Agreement, dated June 6, 2017, by and among the Issuer and Blackstone Capital Partners VI L.P. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer, filed on June 7, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2018

BLACKSTONE CAPITAL PARTNERS VI L.P.
By: Blackstone Management Associates VI, L.L.C., its general partner
By: BMA VI L.L.C., its sole member

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE FAMILY INVESTMENT PARTNERSHIP VI-ESC L.P.
By: BCP VI Side-by-Side GP L.L.C., its general partner

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE MANAGEMENT ASSOCIATES VI L.L.C.
By: BMA VI L.L.C., its sole member

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BMA VI L.L.C.

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BCP VI SIDE-BY-SIDE GP L.L.C.

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE HOLDINGS III L.P.
By: Blackstone Holdings III GP L.P., its general partner
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE HOLDINGS III GP L.P.
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

THE BLACKSTONE GROUP L.P.
By: Blackstone Group Management L.L.C., its general partner

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

STEPHEN A. SCHWARZMAN

By:	/s/ Stephen A. Schwarzman
Name: Stephen A. Schwarzman